UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
SCHEDULE 13E-3
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

(Amendment No. 2)

EMMIS COMMUNICATIONS CORPORATION
(Name of Subject Company (Issuer))
Emmis Communications Corporation (Issuer and Filing Person)
Jeffrey H. Smulyan (Filing Person)
JS Acquisition, LLC (Filing Person)
JS Acquisition, Inc. (Filing Person)

(Name of Filing Person (Identifying Status as Offeror, Issuer or Other Person))

6.25% Series A Cumulative Convertible Preferred Stock, Par Value $0.01
(Title of Class of Securities)

291525202
(CUSIP Number of Class of Securities)

c/o James A. Strain
Taft Stettinius & Hollister LLP
One Indiana Square
Suite 3500
Indianapolis, Indiana 46204
Telephone: (317) 713-3500
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:
James M. Dubin, Esq.
Kelley D. Parker, Esq.
Lawrence G. Wee, Esq.
Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, NY 10019-6064
Telephone: (212) 373-3000

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$68,796,573	$4,906

(1)
The transaction valuation is estimated solely for purposes of calculating the filing fee. As of May 24, 2010, Emmis Communications Corporation (“Emmis”) had outstanding 2,809,170 shares of 6.25% Series A Cumulative Convertible Preferred Stock, par value $0.01 (the “Existing Preferred Stock”). The calculation is based on the assumption that all outstanding shares of the Existing Preferred Stock will be acquired by Emmis in the Exchange Offer, and is based on the average of the high and low sales prices of the Existing Preferred Stock on May 24, 2010 being $24.49, as reported on the Nasdaq Global Select Market. Based on this average, the total transaction value is equal to $68,796,573.

(2)
The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #4 for Fiscal Year 2010, issued December 12, 2009. The fee equals $71.30 per one million dollars of transaction value.

☑
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$4906	Filing Party:	Emmis Communications Corporation, Jeffrey H. Smulyan, JS Acquisition, LLC and JS Acquisition, Inc.
Form or Registration No.:	Schedule TO-I/Schedule 13E-3	Date Filed:	May 27, 2010
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	third-party tender offer subject to Rule 14d-1.

☑	issuer tender offer subject to Rule 13e-4.

☑	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

     This Amendment No. 2 amends and restates the combined Issuer Tender Offer Statement on Schedule TO and Rule 13e-3 Transaction Statement originally filed on May 27, 2010, as amended and restated by Amendment No. 1 filed on June 23, 2010 (as amended and restated, the “Schedule TO/13E-3”).
     This Schedule TO/13E-3 relates to the offer (the “Exchange Offer”) by Emmis Communications Corporation, an Indiana corporation (“Emmis”) to issue up to $84,275,100 aggregate principal amount of new 12% PIK Senior Subordinated Notes due 2017 (the “New Notes”) in exchange for any and all shares of its 6.25% Series A Cumulative Convertible Preferred Stock, Par Value $0.01 (the “Existing Preferred Stock”), at a rate of $30.00 principal amount of New Notes for each $50.00 liquidation preference of Existing Preferred Stock, subject to the terms and conditions of the Proxy Statement/Offer to Exchange (as amended from time to time, the “Proxy Statement/Offer to Exchange”) attached hereto as Exhibit (a)(1)(i). Jeffrey H. Smulyan, JS Acquisition, LLC and JS Acquisition, Inc. are deemed to be co-bidders and offerors in the Exchange Offer.
     The Proxy Statement/Offer to Exchange is also being filed as a Preliminary Proxy Statement on Schedule 14A with respect to a proposal to amend the terms of the Existing Preferred Stock that are set forth in Emmis’ second amended and restated articles of incorporation (the “Articles of Incorporation”) to:
•	eliminate the rights of the holders of the Existing Preferred Stock to require Emmis to redeem all or a portion of their shares on the first anniversary after the occurrence of certain going private transactions;

•	eliminate the rights of the holders of the Existing Preferred Stock to nominate directors to Emmis’ board of directors; and

•	provide for the automatic conversion upon the Merger (i) of the Existing Preferred Stock (other than the Existing Preferred Stock held by Alden) not exchanged for the New Notes into that amount of consideration that would be paid to holders of Class A Common Stock into which the Existing Preferred Stock was convertible immediately prior to the Merger and (ii) of the Existing Preferred Stock held by Alden into the New Notes, as described in the accompanying Proxy Statement/Offer to Exchange.
     The effectiveness of each of the Proposed Amendments is conditioned upon the approval of the other Proposed Amendments, and the approval of all of the Proposed Amendments is necessary for the completion of the Transactions.
     Since the Exchange Offer is a tender offer by Emmis for its own Existing Preferred Stock, this Schedule TO/13E-3 is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) of the Securities Exchange Act of 1934. Because the Exchange Offer is part of a series of transactions that may result in Emmis being taken private by JS Acquisition, LLC., pursuant to Instruction J to Schedule TO, this document is intended to constitute a combined Schedule TO and Schedule 13E-3. For the purposes of this Schedule TO/13E-3, where disclosure is required by both Schedule TO and Schedule 13E-3, the response to the required disclosure is set forth under the applicable item of Schedule TO. Information that is required by Schedule 13E-3 but not by Schedule TO is set forth by reference to the applicable item of Schedule 13E-3 under item 13 of this Schedule TO/13E-3.
     The information in the Proxy Statement/Offer to Exchange, including all schedules and annexes thereto, is hereby expressly incorporated herein by reference in response to all the items of this Schedule TO/13E-3.
     All capitalized terms used in this Schedule TO/13E-3 without definition have the meanings ascribed to them in the Proxy Statement/Offer to Exchange.
     As of the date of this Schedule TO/13E-3, the Exchange Offer has not yet commenced, because Emmis has also filed the Proxy Statement/Offer to Exchange as a Preliminary Proxy Statement on Schedule 14A. The Exchange Offer will commence upon the mailing of the Proxy Statement/Offer to Exchange and related letter of transmittal to the holders of the Existing Preferred Stock.
Item 1. Summary Term Sheet
     Summary term sheet. The information set forth in the Proxy Statement/Offer to Exchange in the section entitled “Summary Term Sheet” is incorporated herein by reference.

Item 2. Subject Company Information
     (a) Name and address. The information set forth in the Proxy Statement/Offer to Exchange under “Summary Term Sheet—Information regarding Emmis” is incorporated herein by reference.
     (b) Securities. The subject class of securities is the 6.25% Series A Cumulative Convertible Preferred Stock, par value $0.01 per share. As of June 16, 2010, there were 2,809,170 shares of Existing Preferred Stock outstanding.
     (c) Trading market and price. The information set forth in the Proxy Statement/Offer to Exchange under “Price Range and other Information with Respect to the Existing Preferred Stock” is incorporated herein by reference.
Item 3. Identity and Background of Filing Person
     (a) Name and address. Emmis is both a filing person and the subject company. The information set forth in the Proxy Statement/Offer to Exchange under “Summary Term Sheet— Information regarding Emmis” is incorporated herein by reference.
     The information set forth in the Proxy Statement/Offer to Exchange under “Management” relates to the executive officers and directors of Emmis and is incorporated herein by reference.
Item 4. Terms of the Transaction
     (a) Material terms. The information set forth in the Proxy Statement/Offer to Exchange under “Summary Term Sheet,” “The Transactions,” “The Proposal,” “The Exchange Offer,” “Description of the New Notes” and “Certain Material U.S. Federal Income Tax Consequences” is incorporated herein by reference.
     (b) Purchases. The information set forth in the Proxy Statement/Offer to Exchange under “Special Factors—Executive Officer and Director Participation; Interests of Certain Persons in the Transactions” is incorporated herein by reference.
Item 5. Past Contacts, Transactions, Negotiations and Agreements
     (e) Agreements involving the subject company’s securities. The information set forth in the Proxy Statement/Offer to Exchange under “Special Factors—Agreements Involving Emmis Securities,” “Special Factors—Executive Officer and Director Participation; Interests of Certain Persons in the Transactions,” and “The Transactions” is incorporated herein by reference.
Item 6. Purposes of the Transaction and Plans or Proposals
     (a) Purposes. The information set forth in the Proxy Statement/Offer to Exchange under “Summary Term Sheet,” “Questions and Answers about the Proposed Amendments, the Transactions and the Special Meeting,” “The Transactions,” “Special Factors—Purposes, Alternatives and Reasons and Effects– Emmis” and “Special Factors—Purposes, Alternatives and Reasons and Effects—Purchaser Group” is incorporated herein by reference.
     (b) Use of securities acquired. The Existing Preferred Stock accepted for exchange will be retired and cancelled. The information set forth in the Proxy Statement/Offer to Exchange under “Purposes, Alternatives and Reasons and Effects—Emmis—Effects” is incorporated herein by reference.
     (c) Plans. The information set forth in the Proxy Statement/Offer to Exchange under “Summary Term Sheet,” “Questions and Answers about the Proposed Amendments, the Transactions and the Special Meeting,” “The Transactions,” “Special Factors” and “The Exchange Offer” is incorporated herein by reference.

Item 7. Source and Amount of Funds or Other Consideration
     (a) Source of funds, (b) Conditions, (d) Borrowed funds. The information set forth in the Proxy Statement/Offer to Exchange under “Special Factors—Source and Amount of Funds” and “The Transactions—Alden Purchase Agreement” is incorporated herein by reference.
Item 8. Interest in Securities of the Subject Company
     (a) Securities ownership. The information set forth in the Proxy Statement/Offer to Exchange under “Principal Shareholders” and “Summary Term Sheet—Summary of the Transactions—Information regarding Jeffrey H. Smulyan, JS Parent and JS Acquisition and Alden—Jeffrey H. Smulyan, JS Parent and JS Acquisition.”
     (b) Securities transactions. The information set forth in the Proxy Statement/Offer to Exchange under “Special Factors—Interests in Securities of Emmis” is incorporated herein by reference.
Item 9. Persons/Assets, Retained, Employed, Compensated or Used
     (a) Solicitations or recommendations. The information set forth in the Proxy Statement/Offer to Exchange under “Special Factors—Executive Officer and Director Participation; Interests of Certain Persons in the Transactions” and “The Special Meeting—Solicitation of Proxies” is incorporated herein by reference.
Item 10. Financial Statements
     (a) Financial information. The information set forth in the Proxy Statement/Offer to Exchange under “Price Range and other Information with Respect to the Existing Preferred Stock,” “Selected Financial Information,” “Ratio of Earnings to Fixed Charges” and in “Item 8—Financial Statements and Supplementary Data” in Emmis’ Annual Report on Form 10-K for the fiscal year ended February 28, 2010, as amended, which is attached as Appendix I to the Proxy Statement/Offer to Exchange, is incorporated herein by reference.
     (b) Pro forma information. Not applicable. Pro forma financial information is not required with respect to the Exchange Offer or the other Transactions because Mr. Smulyan will beneficially own more than a majority of the voting securities of Emmis both before and after the Transactions.
Item 11. Additional Information.
     (a) Agreements, regulatory requirements and legal proceedings. The information set forth in the Proxy Statement/Offer to Exchange under “Summary of the New Notes—Trust Indenture Act of 1939” and “The Transactions—Certain Legal Matters—Shareholder Litigation” is incorporated herein by reference.
     (b) Other material information. Not applicable.
Item 12. Exhibits

Exhibit	Description
(a)(1)(i)*	Proxy Statement/Offer to Exchange dated July 1, 2010.

(a)(1)(ii)**	Form of Letter of Transmittal.

(a)(1)(iii)**	Form of Notice of Guaranteed Delivery.

(a)(1)(iv)**	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(v)**	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(vi)**	Guidelines for Certification of Taxpayer Identification Number on Substitute IRS Form W-9.

(a)(1)(vii)
Form of Indenture (the “New Notes Indenture”) between Emmis and U.S. Bank National Association, as Trustee, with respect to the 12% Senior Subordinated Notes due 2017 (incorporated by reference to Exhibit T3C to Emmis’ Application on Form T-3 dated May 27, 2010).

(a)(l)(viii)	Form of New Note (included as Exhibit A to the New Notes Indenture).

Exhibit	Description
(a)(l)(ix)	Joint Press Release, dated April 26, 2010, issued by JS Acquisition, Inc. and Alden Global Capital (incorporated by reference to the Statement on Schedule TO of JS Acquisition dated April 26, 2010).

(a)(l)(x)
Press Release, dated May 26, 2010, issued by Emmis Communications Corporation (incorporated by reference to the Statement on Schedule TO-C & DEFA 14A of Emmis Communications Corporation, dated May 26, 2010).

(a)(1)(xi)
Press Release, dated June 23, 2010, issued by JS Acquisition, Inc. (incorporated by reference to Exhibit (a)(1)(xi) to Amendment No. 1 to the Statement on Schedule TO of Jeffrey H. Smulyan, JS Acquisition, Inc. and JS Acquisition, LLC filed with the SEC on June 23, 2010).

(a)(1)(xii)	Press Release, dated June 23, 2010, issued by Emmis Communications Corporation (incorporated by reference to the DEFA 14A of Emmis Communications Corporation, dated June 23, 2010).

(a)(5)(i)
Complaint of Fritzi Ross, on behalf of herself and all others similarly situated vs. Jeffrey H. Smulyan, Susan B. Bayh, Gary L. Kaseff, Richard A. Leventhal, Peter A. Lund, Greg A. Nathanson, Lawrence B. Sorrel, Patrick M. Walsh, Emmis Communications Corporation, JS Acquisition, Inc., and Alden Global Capital; Cause No. 49D13 1004 MF 019005, filed with the Superior Court of Marion County in the State of Indiana on April 27, 2010 (incorporated by reference to Exhibit (a)(5)(i) to the Statement on Schedule TO of Jeffrey H. Smulyan, JS Acquisition, Inc. and JS Acquisition, LLC filed with the SEC on June 2, 2010).

(a)(5)(ii)
Complaint of Charles Hinkle, on behalf of himself and all others similarly situated vs. Susan Bayh, Gary Kaseff, Richard Leventhal, Peter Lund, Greg Nathanson, Jeffrey H. Smulyan, Lawrence Sorrel, Patrick Walsh, and Emmis Communications Corporation; Cause No. 49D10 1004 PL 019747, filed with the Superior Court of Marion County in the State of Indiana on April 30, 2010 (incorporated by reference to Exhibit (a)(5)(ii) to the Statement on Schedule TO of Jeffrey H. Smulyan, JS Acquisition, Inc. and JS Acquisition, LLC filed with the SEC on June 2, 2010).

(a)(5)(iii)
Complaint of William McQueen, on behalf of himself and all others similarly situated vs. Jeffrey H. Smulyan, Susan B. Bayh, Gary L. Kaseff, Richard A. Leventhal, Peter A. Lund, Greg A. Nathanson, Lawrence B. Sorrel, Patrick M. Walsh, JS Acquisition, Inc., and Alden Global Capital; Cause No. 49D02 1005 MF 020013, filed with the Superior Court of Marion County in the State of Indiana on May 3, 2010 (incorporated by reference to Exhibit (a)(5)(iii) to the Statement on Schedule TO of Jeffrey H. Smulyan, JS Acquisition, Inc. and JS Acquisition, LLC filed with the SEC on June 2, 2010).

(a)(5)(iv)
Complaint of David Jarosclawicz, on behalf of himself and all others similarly situated vs. Jeffrey H. Smulyan, Susan B. Bayh, Gary L. Kaseff, Richard A. Leventhal, Peter A. Lund, Greg A. Nathanson, Lawrence B. Sorrel, Patrick M. Walsh, JS Acquisition, Incorporated, and Emmis Communications Corporation; Cause No. 49D03 1005 PL 020506, filed with the Superior Court of Marion County in the State of Indiana on May 6, 2010 (incorporated by reference to Exhibit (a)(5)(iv) to the Statement on Schedule TO of Jeffrey H. Smulyan, JS Acquisition, Inc. and JS Acquisition, LLC filed with the SEC on June 2, 2010).

(a)(5)(v)
Complaint of Timothy Stabosz, on behalf of himself and all others similarly situated vs. Susan Bayh, Gary Kaseff, Richard Leventhal, Peter Lund, Greg Nathanson, Jeffrey H. Smulyan, Lawrence Sorrel, Patrick Walsh, and Emmis Communications Corporation; Cause No. 49D11 1005 PL 021432, filed with the Superior Court of Marion County in the State of Indiana on May 12, 2010 (incorporated by reference to Exhibit (a)(5)(v) to the Statement on Schedule TO of Jeffrey H. Smulyan, JS Acquisition, Inc. and JS Acquisition, LLC filed with the SEC on June 2, 2010).

(a)(5)(vi)
Complaint of Richard Frank, on behalf of himself and all others similarly situated v. Jeffrey H. Smulyan, Susan Bayh, Gary Kaseff, Richard Leventhal, Peter Lund, Greg Nathanson, Lawrence Sorrel, Patrick Walsh, Emmis Communications Corporation, JS Acquisition, Inc., JS Acquisition, LLC, and Alden Global Capital; Cause No. 49D10 1006 PL 025149, filed with the Superior Court of Marion County in the State of Indiana on June 4, 2010 (incorporated by reference to Exhibit (a)(5)(vi) to Amendment No. 1 to the Statement on Schedule TO of Jeffrey H. Smulyan, JS Acquisition, Inc. and JS Acquisition, LLC filed with the SEC on June 23, 2010).

(a)(5)(vii)
Complaint of Ted Primich, on behalf of himself and all others similarly situated v. Jeffrey Smulyan, Patrick Walsh, Susan Bayh, Gary Kaseff, Richard Leventhal, Lawrence Sorrel, Greg Nathanson, Peter Lund, Emmis Communications Corporation, JS Acquisition, Inc., and JS Acquisition, LLC; Action No. 10-cv-0782SEB-TAB; filed in the United States District Court for the Southern District of Indiana on June 18, 2010 (incorporated by reference to Exhibit (a)(5)(vii) to Amendment No. 1 to the Statement on Schedule TO of Jeffrey H. Smulyan, JS Acquisition, Inc. and JS Acquisition, LLC filed with the SEC on June 23, 2010).

(c)(i)
Materials Prepared by Moelis & Company, dated April 19, 2010 (incorporated by reference to Exhibit (c)(i) of Amendment No. 1 to the Statement on Schedule TO of Jeffrey H. Smulyan, JS Acquisition, Inc. and JS Acquisition, LLC filed with the SEC on June 23, 2010).

(c)(ii)
Material Prepared by BIA Capital Strategies, LLC, dated April 2010 (incorporated by reference to Exhibit (c)(ii) of Amendment No. 2 to the Statement on Schedule TO of Jeffery H. Smulyan, JS Acquisition, Inc. and JS Acquisition, LLC filed with the SEC on July 1, 2010).

(d)(i)	Letter of Intent, dated April 26, 2010, by and between Alden Global Capital and JS Acquisition (incorporated by reference to the Statement on Schedule TO of JS Acquisition, dated April 26, 2010).

(d)(ii)*
Securities Purchase Agreement, dated May 24, 2010 by and among Alden Global Distressed Opportunities Master Fund, L.P., Alden Global Value Recovery Master Fund, L.P., Alden Media Holdings, LLC, JS Acquisition, LLC and Jeffrey H. Smulyan (attached as Appendix II to the Proxy Statement/Offer to Exchange).

(d)(iii)*
Form of Amended and Restated Operating Agreement, to be entered into by and among Alden Media Holdings, LLC, Jeffrey H. Smulyan, JS Acquisition, LLC and certain other parties (attached as Appendix III to the Proxy Statement/Offer to Exchange).

(d)(iv)*	Agreement and Plan of Merger, dated May 25, 2010, by and among Emmis, JS Acquisition, LLC and JS Acquisition, Inc. (attached as Appendix IV to the Proxy Statement/Offer to Exchange).

(d)(v)**
Form of Registration Rights Agreement to be entered into by and among JS Acquisition, LLC, Alden Media Holdings, LLC and Jeffrey H. Smulyan on the date of the closing of the transactions contemplated by the Alden Purchase Agreement.

(d)(vi)
Rollover Agreement, dated May 24, 2010, by and among JS Acquisition, LLC, and the Rolling Shareholders (as defined therein (incorporated by reference to Jeffrey H. Smulyan’s Schedule 13D/A filed with the Commission on May 27, 2010)).

(d)(vii)*
Amendment and Consent Letter Agreement, dated June 23, 2010, by and among Alden Global Distressed Opportunities Master Fund, L.P., Alden Global Value Recovery Master Fund, L.P., Alden Media Holdings, LLC, JS Acquisition, LLC and Jeffrey H. Smulyan (attached as Appendix V to the Proxy Statement/Offer to Exchange).

*	Filed herewith

**	Previously filed
Item 13. Information Required by Schedule 13E-3
     Because this Schedule TO/13E-3 is intended to constitute a combined Schedule TO and Schedule 13E-3, the information set forth in this Item 13 includes all the information that is required by the items of Schedule 13E-3 that is not required by Schedule TO and described in response to the Schedule TO items above.
Schedule 13E-3, Item 2. Subject Company Information.
     (d) Dividends. The information set forth in the Proxy Statement/Offer to Exchange under “Price Range and other Information with Respect to the Existing Preferred Stock” is incorporated herein by reference.
     (e) Prior public offerings. Not applicable.

     (f) Prior stock purchases. The information set forth in the Proxy Statement/Offer to Exchange under “Price Range and other Information with Respect to the Existing Preferred Stock” is incorporated herein by reference.
Schedule 13E-3, Item 3. Identity and Background of Filing Person.
     (a) Name and address. Mr. Smulyan, JS Acquisition, LLC and JS Acquisition, Inc. are all filing persons for purposes of the Schedule 13E-3. The information set forth in the Proxy Statement/Offer to Exchange under “Management” and “Summary Term Sheet—Information regarding Jeffrey H. Smulyan, JS Parent and JS Acquisition and Alden—Jeffrey H. Smulyan, JS Parent and JS Acquisition” and in Schedule A is incorporated herein by reference.
     (b) Business and background of entities. The information set forth in the Proxy Statement/Offer to Exchange under “Summary Term Sheet—Information regarding Jeffrey H. Smulyan, JS Parent and JS Acquisition and Alden—Jeffrey H. Smulyan, JS Parent and JS Acquisition” is incorporated herein by reference.
     (c) Business and background of natural persons. The information set forth in the Proxy Statement/Offer to Exchange under “Management,” “Summary Term Sheet—Information regarding Jeffrey H. Smulyan, JS Parent, JS Acquisition and Alden—Jeffrey H. Smulyan, JS Parent and JS Acquisition” and in Schedule A is incorporated herein by reference.
Schedule 13E-3, Item 4. Terms of the Transaction.
     (c) Different Terms. The information set forth in the Proxy Statement/Offer to Exchange under “Summary Term Sheet,” “The Transactions,” “Special Factors,” and “The Proposal” is incorporated herein by reference.
     (d) Appraisal rights. The information contained in the Proxy Statement/Offer to Exchange under “Questions and Answers about the Proposed Amendments, the Transactions and the Special Meeting—Will holders of Existing Preferred Stock be entitled to dissenters’ rights?” is incorporated herein by reference.
     (e) Provisions for unaffiliated securities holders. None.
     (f) Eligibility for listing or trading. The information contained in the Proxy Statement/Offer to Exchange under “Summary of the New Notes—No Listing” is incorporated herein by reference.
Schedule 13E-3, Item 5. Past Contacts, Transactions, Negotiations and Agreements.
     (a) Transactions. The information set forth in the Proxy Statement/Offer to Exchange under “Certain Relationships and Related Party Transactions” is incorporated herein by reference.
     (b) Significant corporate events and (c) Negotiations or contracts. The information set forth in the Proxy Statement/Offer to Exchange under “Summary Term Sheet,” “The Transactions” and “Special Factors” is incorporated herein by reference.
Schedule 13E-3, Item 7. Purposes, Alternatives, Reasons and Effects.
     (a) Purposes, (b) Alternatives, (c) Reasons and (d) Effects. The information set forth in the Proxy Statement/Offer to Exchange under “Special Factors—Purposes, Alternatives, Reasons and Effects—Emmis” and “Special Factors—Purposes, Alternatives, Reasons and Effects—Purchaser Group” is incorporated herein by reference.
Schedule 13E-3, Item 8. Fairness of the Transaction.
     (a) Fairness, (b) Factors considered in determining fairness, (d) Unaffiliated Representative, (e) Approval of directors and (f) Other offers. The information set forth in the Proxy Statement/Offer to Exchange under “Special Factors—Fairness of the Exchange Offer—Emmis,” “Special Factors—Fairness of the JS Acquisition Tender Offer to Unaffiliated Holders of Existing Preferred Stock—Emmis” and “Special Factors—Fairness of the Exchange Offer—Purchaser Group” is incorporated herein by reference.

     (c) Approval of security holders. The Exchange Offer does not require shareholder approval. Approval of the Proposed Amendments, which is necessary for the completion of the Exchange Offer, requires the affirmative vote of more shares of Common Stock, voting together as a single class, voting in favor than against the Proposed Amendments, assuming a quorum is present, and holders of at least 2/3 of the outstanding Existing Preferred Stock, voting as a separate class. The Merger will require the approval of a majority of the outstanding Common Stock of Emmis. The information set forth in the Proxy Statement/Offer to Exchange under “Summary Term Sheet,” “Questions and Answers about the Proposed Amendments, the Transactions and the Special Meeting,” “The Transactions” and “Special Factors” is incorporated herein by reference.
Schedule 13E-3, Item 9. Reports, Opinions, Appraisals and Negotiations.
     (a) Report, opinion or appraisal, (b) Preparer and summary of the report, opinion or appraisal and (c) Availability of documents. The information set forth in the Proxy Statement/Offer to Exchange under “Special Factors—Background,” “Special Factors—Reports, Opinions, Appraisals and Negotiations—Emmis” and “Special Factors—Reports, Opinions, Appraisals and Negotiations—Purchaser Group” is incorporated herein by reference.
Schedule 13E-3, Item 10. Sources and Amount of Funds or Other Consideration.
     (c) Expenses. The information set forth in the Proxy Statement/Offer to Exchange under “Special Factors—Source and Amount of Funds” and “Special Factors—Fees and Expenses” is incorporated herein by reference.
Schedule 13E-3, Item 12. Solicitation or Recommendation.
     (d) Intent to tender or vote in a going-private transaction. The information set forth in the Proxy Statement/Offer to Exchange under “Special Factors—Executive Officer and Director Participation; Interests of Certain Persons in the Transactions” is incorporated herein by reference.
     (e) Recommendations of others. Not applicable.
Schedule 13E-3, Item 14. Persons/Assets Retained, Employed, Compensated or Used.
     (b) Employees and Corporate Assets. Not applicable.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

EMMIS COMMUNICATIONS CORPORATION
By:	/s/ J. Scott Enright
	Name:	J. Scott Enright
	Title:	Executive Vice President, General Counsel and Secretary

JS ACQUISITION, LLC
By:	/s/ Jeffrey H. Smulyan
	Name:	Jeffrey H. Smulyan
	Title:	President, Treasurer and Secretary

JS ACQUISITION, INC.
By:	/s/ Jeffrey H. Smulyan
	Name:	Jeffrey H. Smulyan
	Title:	President, Treasurer and Secretary

/s/ Jeffrey H. Smulyan Mr. Jeffrey H. Smulyan
Date: July 1, 2010

EXHIBIT INDEX

Exhibit	Description

(a)(1)(i)*	Proxy Statement/Offer to Exchange dated July 1, 2010.

(a)(1)(ii)**	Form of Letter of Transmittal.

(a)(1)(iii)**	Form of Notice of Guaranteed Delivery.

(a)(1)(iv)**	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(v)**	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(vi)**	Guidelines for Certification of Taxpayer Identification Number on Substitute IRS Form W-9.

(a)(1)(vii)
Form of Indenture (the “New Notes Indenture”) between Emmis and U.S. Bank National Association, as Trustee, with respect to the 12% PIK Senior Subordinated Notes due 2017 (incorporated by reference to Exhibit T3C to Emmis’ Application on Form T-3, dated May 27, 2010).

(a)(l)(viii)	Form of New Note (included as Exhibit A to the New Notes Indenture).

(a)(l)(ix)	Joint Press Release, dated April 26, 2010, issued by JS Acquisition, Inc. and Alden Global Capital (incorporated by reference to the Statement on Schedule TO of JS Acquisition, dated April 26, 2010).

(a)(l)(x)
Press Release, dated May 26, 2010, issued by Emmis Communications Corporation (incorporated by reference to the Statement on Schedule TO-C & DEFA 14A of Emmis Communications Corporation, dated May 26, 2010).

(a)(1)(xi)
Press Release, dated June 23, 2010, issued by JS Acquisition, Inc. (incorporated by reference to Exhibit (a)(1)(xi) to Amendment No. 1 to the Statement on Schedule TO of Jeffrey H. Smulyan, JS Acquisition, Inc. and JS Acquisition, LLC filed with the SEC on June 23, 2010).

(a)(1)(xii)	Press Release, dated June 23, 2010, issued by Emmis Communications Corporation (incorporated by reference to the DEFA 14A of Emmis Communications Corporation, dated June 23, 2010).

(a)(5)(i)
Complaint of Fritzi Ross, on behalf of herself and all others similarly situated vs. Jeffrey H. Smulyan, Susan B. Bayh, Gary L. Kaseff, Richard A. Leventhal, Peter A. Lund, Greg A. Nathanson, Lawrence B. Sorrel, Patrick M. Walsh, Emmis Communications Corporation, JS Acquisition, Inc., and Alden Global Capital; Cause No. 49D13 1004 MF 019005, filed with the Superior Court of Marion County in the State of Indiana on April 27, 2010 (incorporated by reference to Exhibit (a)(5)(i) to the Schedule TO of Jeffrey H. Smulyan, JS Acquisition, Inc. and JS Acquisition, LLC filed with the SEC on June 2, 2010).

(a)(5)(ii)
Complaint of Charles Hinkle, on behalf of himself and all others similarly situated vs. Susan Bayh, Gary Kaseff, Richard Leventhal, Peter Lund, Greg Nathanson, Jeffrey H. Smulyan, Lawrence Sorrel, Patrick Walsh, and Emmis Communications Corporation; Cause No. 49D10 1004 PL 019747, filed with the Superior Court of Marion County in the State of Indiana on April 30, 2010 (incorporated by reference to Exhibit (a)(5)(ii) to the Statement on Schedule TO of Jeffrey H. Smulyan, JS Acquisition, Inc. and JS Acquisition, LLC filed with the SEC on June 2, 2010).

(a)(5)(iii)
Complaint of William McQueen, on behalf of himself and all others similarly situated vs. Jeffrey H. Smulyan, Susan B. Bayh, Gary L. Kaseff, Richard A. Leventhal, Peter A. Lund, Greg A. Nathanson, Lawrence B. Sorrel, Patrick M. Walsh, JS Acquisition, Inc., and Alden Global Capital; Cause No. 49D02 1005 MF 020013, filed with the Superior Court of Marion County in the State of Indiana on May 3, 2010 (incorporated by reference to Exhibit (a)(5)(iii) to the Schedule TO of Jeffrey H. Smulyan, JS Acquisition, Inc. and JS Acquisition, LLC filed with the SEC on June 2, 2010).

(a)(5)(iv)
Complaint of David Jarosclawicz, on behalf of himself and all others similarly situated vs. Jeffrey H. Smulyan, Susan B. Bayh, Gary L. Kaseff, Richard A. Leventhal, Peter A. Lund, Greg A. Nathanson, Lawrence B. Sorrel, Patrick M. Walsh, JS Acquisition, Incorporated, and Emmis Communications Corporation; Cause No. 49D03 1005 PL 020506, filed with the Superior Court of Marion County in the State of Indiana on May 6, 2010 (incorporated by reference to Exhibit (a)(5)(iv) to the Statement on Schedule TO of Jeffrey H. Smulyan, JS Acquisition, Inc. and JS Acquisition, LLC filed with the SEC on June 2, 2010).

(a)(5)(v)
Complaint of Timothy Stabosz, on behalf of himself and all others similarly situated vs. Susan Bayh, Gary Kaseff, Richard Leventhal, Peter Lund, Greg Nathanson, Jeffrey H. Smulyan, Lawrence Sorrel, Patrick Walsh, and Emmis Communications Corporation; Cause No. 49D11 1005 PL 021432, filed with the Superior Court of Marion County in the State of Indiana on May 12, 2010 (incorporated by reference to Exhibit (a)(5)(v) to the Statement on Schedule TO of Jeffrey H. Smulyan, JS Acquisition, Inc. and JS Acquisition, LLC filed with the SEC on June 2, 2010).

(a)(5)(vi)
Complaint of Richard Frank, on behalf of himself and all others similarly situated v. Jeffrey H. Smulyan, Susan Bayh, Gary Kaseff, Richard Leventhal, Peter Lund, Greg Nathanson, Lawrence Sorrel, Patrick Walsh, Emmis Communications Corporation, JS Acquisition, Inc., JS Acquisition, LLC, and Alden Global Capital; Cause No. 49D10 1006 PL 025149, filed with the Superior Court of Marion County in the State of Indiana on June 4, 2010 (incorporated by reference to Exhibit (a)(5)(vi) to Amendment No. 1 to the Statement on Schedule TO of Jeffrey H. Smulyan, JS Acquisition, Inc. and JS Acquisition, LLC filed with the SEC on June 23, 2010).

(a)(5)(vii)
Complaint of Ted Primich, on behalf of himself and all others similarly situated v. Jeffrey Smulyan, Patrick Walsh, Susan Bayh, Gary Kaseff, Richard Leventhal, Lawrence Sorrel, Greg Nathanson, Peter Lund, Emmis Communications Corporation, JS Acquisition, Inc., and JS Acquisition, LLC; Action No. 10-cv-0782SEB-TAB; filed in the United States District Court for the Southern District of Indiana on June 18, 2010 (incorporated by reference to Exhibit (a)(5)(vii) to Amendment No. 1 to the Statement on Schedule TO of Jeffrey H. Smulyan, JS Acquisition, Inc. and JS Acquisition, LLC filed with the SEC on June 23, 2010).

(c)(i)
Materials Prepared by Moelis & Company, dated April 19, 2010 (incorporated by reference to Exhibit (c)(i) of Amendment No. 1 to the Statement on Schedule TO of Jeffrey H. Smulyan, JS Acquisition, Inc. and JS Acquisition, LLC filed with the SEC on June 23, 2010).

(c)(ii)
Material Prepared by BIA Capital Strategies, LLC, dated April 2010 (incorporated by reference to Exhibit (c)(ii) of Amendment No. 2 to the Statement on Schedule TO of Jeffery H. Smulyan, JS Acquisition, Inc. and JS Acquisition, LLC filed with the SEC on July 1, 2010).

(d)(i)	Letter of Intent, dated April 26, 2010, by and between Alden Global Capital and JS Acquisition (incorporated by reference to the Statement on Schedule TO of JS Acquisition, dated April 26, 2010).

(d)(ii)*
Securities Purchase Agreement, dated May 24, 2010 by and among Alden Global Distressed Opportunities Master Fund, L.P., Alden Global Value Recovery Master Fund, L.P., Alden Media Holdings, LLC, JS Acquisition, LLC and Jeffrey H. Smulyan (attached as Appendix II to the Proxy Statement/Offer to Exchange).

(d)(iii)*
Form of Amended and Restated Operating Agreement, to be entered into by and among Alden Media Holdings, LLC, Jeffrey H. Smulyan, JS Acquisition, LLC and certain other parties (attached as Appendix III to the Proxy Statement/Offer to Exchange).

(d)(iv)*	Agreement and Plan of Merger, dated May 25, 2010, by and among Emmis, JS Acquisition, LLC and JS Acquisition, Inc. (attached as Appendix IV to the Proxy Statement/Offer to Exchange).

(d)(v)**
Form of Registration Rights Agreement to be entered into by and among JS Acquisition, LLC, Alden Media Holdings, LLC and Jeffrey H. Smulyan on the date of the closing of the transactions contemplated by the Alden Purchase Agreement.

(d)(vi)
Rollover Agreement, dated May 24, 2010, by and among JS Acquisition, LLC, and the Rolling Shareholders (as defined therein) (incorporated by reference to Jeffrey H. Smulyan’s Schedule 13D/A, filed with the Commission on May 27, 2010).

(d)(vii)*
Amendment and Consent Letter Agreement, dated June 23, 2010, by and among Alden Global Distressed Opportunities Master Fund, L.P., Alden Global Value Recovery Master Fund, L.P., Alden Media Holdings, LLC, JS Acquisition, LLC and Jeffrey H. Smulyan (attached as Appendix V to the Proxy Statement/Offer to Exchange).

*	Filed herewith
**	Previously Filed